Exhibit 99.1

Innocoll Holdings plc Announces Third Quarter 2016 Financial

and Operating Results and Provides Corporate Update

ATHLONE, Ireland, November 22, 2016 — Innocoll Holdings plc (Nasdaq: INNL), a global, specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical needs, today announced financial and operating results for the three months ended September 30, 2016. Using our proprietary collagen-based technology platform, we manufacture and supply a range of biodegradable and fully bioresorbable pharmaceutical products and medical devices that are precision-engineered for targeted use.

“As we recently announced, Innocoll achieved an exciting, new milestone with the submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA), for XARACOLL for the treatment of post-surgical pain,” said Tony Zook, Chief Executive Officer of Innocoll. “We anticipate an FDA acceptance of the NDA, for review, by the end of this year, and with a target Prescription Drug User Fee Act (PDUFA) action date in late August 2017, this achievement will take us another step closer to the approval and launch of XARACOLL in potentially less than one year. In preparation, our Saal Germany based manufacturing facility has completed its construction phase, and we are on schedule to undergo pre-approval inspections soon. In addition to progressing XARACOLL, we were also pleased to announce the advancement of COLLAGUARD upon successful demonstration of medical safety in its pre-clinical studies, which cleared the way for our submission of an Investigational Device Exemption (IDE) this month for the prevention of post-surgical adhesions. The COLLAGUARD program is an ideal complement to XARACOLL, which we believe will position Innocoll competitively in the hospital segment. We reported earlier this month that while COGENZIA showed trends of clinical improvement as adjunct treatment of Diabetic Foot Infections (DFIs), the top-line results did not reach statistical significance for the primary endpoint. We will continue to assess all strategic options to bring these much needed new products to the market and the medical community. We plan to manage our cash runway until after the anticipated XARACOLL NDA approval, expected in the third quarter of 2017, and we feel confident about our ability to finance the commercialization of XARCOLL as well as our pipeline”.

Third Quarter 2016 and Recent Highlights

•	Submitted an NDA for XARACOLL to the FDA for the treatment of postsurgical pain

o	FDA acceptance anticipated by the end of 2016, with a target PDUFA action date in late August 2017.
o	Presented supportive pharmacokinetic data at American Society of Anesthesiologists (ASA) Annual Meeting in Chicago, in October.
o	Medical publication and presentation of full Phase 3 data are targeted for 2Q 2017. Also under preparation to be published next year are the results of our Health Economics (HECON) study, demonstrating the health economic benefits of using XARACOLL.
o	Assessment of strategic options around product development continues, as well the planning and preparation for commercialization has ramped up.

•	Advanced COLLAGUARD (INL-003), a collagen film being developed as a medical device implanted at the time of surgery for the prevention of postsurgical adhesions

o	Completed pre-clinical studies that demonstrated safety as a surgical adhesion barrier in preclinical studies.
o	The positive data support filing of an IDE this quarter, 4Q 2016. Thereafter, a Pilot (Feasibility) Study, for the prevention of post-surgical adhesions in patients undergoing open myomectomy, could be initiated next year, assuming the availability of resources to fund the study.

•	Announced that Phase 3 clinical trials for COGENZIA showed trends toward clinical response, but top-line data did not achieve statistical significance in improving clinical cure in DFIs

o	The two COACT Phase 3 clinical trials in patients with moderate to severe DFIs studied COGENZIA administered in conjunction with the standard of care (SOC): systemic antibiotics and wound therapy. Based on top-line data, the COGENZIA plus SOC arm did not meet its primary endpoint of clinical cure of infection after 28 days versus placebo plus SOC or versus SOC alone.
o	While Innocoll continues to analyze the results, and there were trends toward clinical response in the COGENZIA and placebo collagen-matrix arms, the top-line data suggests that neither COACT-1 nor COACT-2 achieved statistical significance.
o	COGENZIA and the placebo collagen-matrix were well tolerated, and the incidence of overall adverse events was similar across all three treatment arms.

•	Continued expansion of Saal manufacturing facilities on schedule with successful completion of key stages

o	New Quality Control Laboratories approved and operational.
o	On-time completion of the CMC Sections and submission of the XARACOLL NDA to the FDA.
o	Construction phase of the commercial manufacturing area completed. Site qualification/validation activities on target for completion prior to year-end.
o	Successful completion of a EU “Notified Body” medical device inspection.
o	Continuing efforts in preparation for Pre-approval Inspection by FDA. Initial 3rd Party, ex-FDA compliance audit completed.

Third Quarter 2016 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll Holdings plc reported a net loss attributable to its ordinary shares of $17.2 million, or $0.58 per share, for the third quarter of 2016, compared to a loss of $9.1 million, or $0.39 per share, for the third quarter of 2015.

Non-GAAP basic and diluted net loss excluding non-cash expense with respect to share-based compensation and fair value gains and losses on warrants was $15.2 million or $0.51 per share, for the third quarter of 2016, compared to a loss of $12.5 million or $0.53 per share, for the third quarter of 2015.

The weighted average number of ordinary shares outstanding increased from 23.4 million in the third quarter of 2015 to 29.7 million in the third quarter of 2016, primarily as a result of Innocoll's follow-on public offering in the second quarter of 2016. The total number of shares outstanding as at September 30, 2016 was 29.7 million.

Revenues: Revenues were $0.9 million for the third quarter of 2016 compared to $0.7 million in the third quarter of 2015. This increase was primarily due to an increase in sales to EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, following the stabilization of the EUSA Pharma business following the transfer from Jazz Pharmaceuticals.

Research and Development (R&D) Expenses: R&D expenses were $8.4 million for the third quarter of 2016 compared to $7.7 million for the third quarter of 2015. R&D expenses in the third quarter of 2016 included $7.5 million in external clinical research expenses, which was primarily driven by our Phase 3 COGENZIA efficacy trials. R&D expenses are expected to decrease significantly in the future as the company concludes the COGENZIA clinical studies and files its NDA for XARACOLL.

General and Administrative (G&A) Expenses: G&A expenses were $7.1 million for the third quarter of 2016 compared to $6.0 million for the third quarter of 2015. Excluding share-based compensation charges, G&A expenses for the third quarter of 2016 were $4.9 million, as compared to $4.2 million for the third quarter of 2015. The increase in G&A, excluding stock-based compensation, was primarily due to our continued infrastructure to support clinical programs and some pre-commercialization investment.

Other Operating (Expense)/Income: Other expense was $0.6 million for the third quarter of 2016 compared to other income of $5.2 million for the third quarter of 2015. Other expense in the third quarter of 2016 consisted primarily of accrued interest on the company’s existing loan with the European Investment Bank (EIB) and foreign exchange losses, partially offset by the fair value income of warrants outstanding. Other income in the third quarter of 2015 consisted primarily of $5.2 million fair value income of investor options outstanding.

Nine Month 2016 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll Holdings plc reported a net loss attributable to its ordinary shareholders of $53.1 million, or $2.05 per share, for the nine months ended September 30, 2016, compared to a loss of $43.1 million, or $1.96 per share, for the nine months ended September 30, 2015.

Non-GAAP basic and diluted loss excluding non-cash expense with respect to share-based compensation and fair value gains and losses on warrants was $51.5 million or $1.99 per share, for the nine months ended September 30, 2016, compared to a loss of $25.6 million, or $1.17 per share, for the nine months September 30, 2015.

The weighted average number of Innocoll ordinary shares outstanding increased from 21.9 million during the nine months ended September 30, 2015, to 25.9 million during the nine months ended September 30, 2016, primarily as a result of Innocoll’s follow-on public offering in the second quarter of 2016. The total number of shares outstanding at September 30, 2016 was 29.7 million.

Revenues: Revenues were $3.8 million for the nine months ended September 30, 2016 compared to $2.0 million for nine months ended September 30, 2015. This increase was primarily due to an increase in sales to EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, following the stabilization of the EUSA Pharma business following the transfer from Jazz Pharmaceuticals.

Research and Development (R&D) Expenses: R&D expenses were $34.0 million for the nine months ended September 30, 2016 compared to $18.0 million for the nine months ended September 30, 2015. R&D expenses in the nine months ended September 30, 2016 included $31.1 million in external clinical research expenses, which was primarily due to ramp-up and completion of our Phase 3 XARACOLL efficacy trials and the ramp-up of our Phase 3 COGENZIA efficacy trials. R&D expenses are expected to decrease significantly in the future as the company concludes the COGENZIA clinical studies and files its NDA for XARACOLL.

General and Administrative (G&A) Expenses: G&A expenses were $20.6 million for the nine months ended September 30, 2016 compared to $13.6 million for the nine months ended September 30, 2015. Excluding share-based compensation charges, G&A expenses for the nine months ended September 30 2016 were $14.3 million compared to $10.0 million for the nine months ended September 30, 2015. The increase in G&A, excluding stock-based compensation, was primarily due to $2.2 million of one-off expenses related to the re-domiciliation of the company to Ireland, our continued infrastructure to support clinical programs, and some pre-commercialization investment.

Other Operating Income/(Expense): Other income was $2.9 million for the nine months ended September 30, 2016 compared to an expense of $9.3 million for the nine months ended September 30, 2015. Other income in the nine months ended September 30, 2016 consisted primarily of non-cash items due to the fair value income of warrants outstanding, partially offset by accrued interest on the company’s existing loan with the EIB and foreign exchange losses. Other expense in the nine months ended September 30, 2015 consisted primarily of $13.9 million fair value expense of warrants outstanding, partially offset by foreign exchange gains of $4.6 million.

Cash Position

As of September 30, 2016, cash and cash equivalents totaled $30.4 million compared to $53.8 million as of June 30, 2016.

We expect that our rate of expenses will decrease significantly as our clinical study for COGENZIA concluded and as we finalise completion of the expansion of our Saal, Germany manufacturing facility. We plan to manage our resources to extend the cash runway until after the anticipated XARACOLL NDA approval, expected in the third quarter of 2017.

For further financial information for the quarter ended September 30, 2016, please refer to the financial statements appearing at the end of this release.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. ET to discuss third quarter financial results and provide a business update.

To participate in the conference call, please dial 877-407-9039 (domestic) or 201-689-8470 (international) and ask for the "Innocoll third quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the Investors section of the Company's website at www.innocoll.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 48285346. The telephone replay will be available until 11:59 p.m. ET on November 29, 2016.

About Innocoll Holdings plc

Innocoll is a global, specialty pharmaceutical company with late stage development programs that is dedicated to engineering better medicines to help patients get better. Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to surgery sites, they are designed to provide a range of benefits. The company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XARACOLL for the treatment of postoperative pain and COLLAGUARD (INL-003), a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, Biomet 3i and Biomet. All of our native collagen products — from extraction/purification of type-1 collagen through final delivery form — are manufactured at our certified, integrated plant in Saal, Germany.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, COLLAGUARD®, Collieva®, CollaCare®, Collexa®, COGENZIA® LidoColl®, LiquiColl®, and XARACOLL® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-GAAP Financial Measures

This press release includes certain numerical measures that are or may be considered “non-GAAP financial measures” under the SEC’s Regulation G. “GAAP” refers to generally accepted accounting principles in the United States. The reconciliations of such measures to the most comparable GAAP figures, in accordance with Regulation G, are included herein.

To supplement our unaudited consolidated financial statements prepared in accordance with U.S. GAAP, we disclose certain non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share-based payments and fair value expense or income on warrants outstanding. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income that may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share is intended as a supplemental measure of our performance. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with U.S. GAAP. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

Any statements in this press release about our ongoing development of COGENZIA and our other product candidates; our interpretation of the data and results from our COACT-1 and COACT-2 clinical trials, or from our XARACOLL trials; our plans to develop and commercialize XARACOLL and its market potential; the potential therapeutic and other benefits of XARACOLL and our other product candidates; the success of our registration program for COLLAGUARD; our ability to compete in the hospital segment; Innocoll's current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of XARACOLL, plans and objectives for present and future clinical trials and results of such trials, the risk that the FDA may not accept our NDA for XARACOLL or may not accept pooled data, plans and objectives for regulatory approval and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Such forward-looking statements involve substantial risks and uncertainties including, but not limited to, the risk that the FDA and foreign regulatory authorities may not agree with our interpretation of the data from our clinical trials of XARACOLL and may require us to conduct additional clinical trials; XARACOLL may not receive regulatory approval or be successfully commercialized, including as a result of the FDA's or other regulatory authorities' decisions regarding labeling and other matters that could affect its availability or commercial potential; our plans to develop and manufacture XARACOLL; the size and growth of the potential markets for XARACOLL and our ability to serve those markets; our manufacturing and marketing capabilities; our ability to expand our Saal manufacturing facilities on time or otherwise; our ability to file an IDE for COLLAGUARD prior to the end of the year or thereafter; our ability to initiate a COLLAGUARD Pilot (Feasibility) Study; our continuing ability to fund studies or commercialization efforts for any of our potential products; or other actions and factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. We do not assume any obligation to update any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The scientific information discussed in this news release related to Innocoll's product candidates is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	09/30/16	09/30/15	09/30/16	09/30/15

Thousands of US$ (except share and share data)	($'000)	($'000)	($'000)	($'000)

Revenue	$918	$660	$3,783	$1,983
Cost of sales	(1,834)	(1,247)	(5,423)	(4,076)
Gross loss	(916)	(587)	(1,640)	(2,093)
Research and development expenses	(8,444)	(7,722)	(34,020)	(17,999)
General and administrative expenses	(7,125)	(6,028)	(20,552)	(13,617)
Loss from operating activities - continuing operations	(16,485)	(14,337)	(56,212)	(33,709)
Other (expense)/income	(613)	5,228	2,926	(9,289)
Loss before income tax	(17,098)	(9,109)	(53,286)	(42,998)
Income tax (expense)/benefit	(106)	(34)	181	(96)
Loss for the period - all attributable to equity holders of the company	(17,204)	(9,143)	(53,105)	(43,094)
Other comprehensive income/(loss):
Currency translation adjustment	28	3	80	(448)
Total comprehensive loss for the period	$(17,176)	$(9,140)	$(53,025)	$(43,542)
Basic and diluted loss per share	$(0.58)	$(0.39)	$(2.05)	$(1.96)

INNOCOLL HOLDINGS PLC

NON-GAAP NET EARNINGS (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	09/30/16	09/30/15	09/30/16	09/30/15
Numerator for non-GAAP loss per share -Thousands of
US$ (except share and share data)	($'000)	($'000)	($'000)	($'000)

Net loss - basic	$(17,204)	$(9,143)	$(53,105)	$(43,094)
Share based payments	2,218	1,865	6,232	3,570
Fair value (gain)/expense on warrants	(175)	(5,186)	(4,592)	13,948
Non-GAAP net loss - basic and diluted	(15,161)	(12,464)	(51,465)	(25,576)
Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	29,674,827	23,374,789	25,910,533	21,949,930
Loss per share:
Basic and diluted	$(0.51)	$(0.53)	$(1.99)	$(1.17)

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

at September 30, 2016 and December 31,2015

Thousands of US$	09/30/16	12/31/15

	($'000)	($'000)
Assets	$	$
Current assets
Cash and cash equivalents	30,402	42,186
Trade and other receivables	5,342	4,567
Inventories	2,180	1,808
Deferred tax asset	372	-
Total current assets	38,296	48,561
Property, plant and equipment	14,030	4,199
Other assets	187	-
Total non-current assets	14,217	4,199
Total assets	$52,513	$52,760
Liabilities
Current liabilities
Trade and other payables	$15,122	$14,411
Deferred income	1,817	2,219
Current taxes payable	95	20
Deferred tax liability	-	263
Total current liabilities	17,034	16,913
Interest bearing loans and borrowings	30,001	16,400
Warrant liability	6,905	11,498
Defined benefit pension liability	50	49
Total non-current liabilities	36,956	27,947
Total liabilities	53,990	44,860
Equity
Share capital	324	1,943
Additional paid -in capital	218,647	173,353
Currency translation reserve	(1,164)	(1,244)
Treasury shares	(27)	-
Accumulated deficit	(219,257)	(166,152)
Total equity attributable to equity holders of the company	(1,477)	7,900
Total liabilities and equity	$52,513	$52,760

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
Thousands of US$	09/30/16	09/30/15	09/30/16	09/30/15
	($'000)	($'000)	($'000)	($'000)
Operating activities loss for the period	$(17,204)	$(9,143)	$(53,105)	$(43,094)
Adjustments for:
Other (income)/expense	613	(5,228)	(2,926)	9,289
Income tax (benefit)/expense	106	34	(181)	96
Loss on the sale of fixed assets	(1)	(2)	(1)	(1)
Non-cash items
Depreciation of property, plant & equipment	101	97	309	267
Share based payment	2,218	1,865	6,232	3,570
Foreign exchange gains/(losses)	(16)	(49)	(86)	(307)
Operating cash outflows before movements in working capital	(14,183)	(12,426)	(49,758)	(30,180)
Increase in inventories	(86)	(113)	(372)	(231)
Decrease/(increase) in trade and other receivables	(406)	(27)	(775)	(3,078)
Increase in trade and other payables	(4,167)	475	711	2,376
(Decrease)/increase in deferred income and defined benefit pension liability	(32)	(178)	(401)	170
Income taxes paid	(257)	(34)	(380)	(99)
Net cash used in operating activities	(19,131)	(12,303)	(50,975)	(31,042)
Cash flows from investing activities:
Purchases of property, plant and equipment	(4,203)	(1,087)	(9,700)	(1,928)
Proceeds from disposals of property, plant and equipment	1	2	1	2
Interest received	5	70	13	68
Restricted cash	(187)	-	(187)	-
Net cash used in investing activities:	(4,384)	(1,015)	(9,873)	(1,858)
Cash inflows from financing activities:
Proceeds from issue of shares	10	40	37,416	16,032
Proceeds from interest bearing loans & borrowings	-	-	11,240
Net cash inflows from financing activities	10	40	48,656	16,032
Net decrease in cash and cash equivalents	(23,505)	(13,278)	(12,192)	(16,868)
Cash and cash equivalents at the beginning of the period	53,795	53,795	42,186	55,382
Effect of foreign exchange rate changes	112	(1,560)	408	443
Cash and cash equivalents at the end of the period	$30,402	$38,957	$30,402	$38,957

INNOCOLL HOLDINGS PLC

RECONCILIATION OF NON-GAAP NET LOSS TO NEAREST COMPARABLE GAAP MEASURE (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	09/30/16	09/30/15	09/30/16	09/30/15

Thousands of US$	($'000)	($'000)	($'000)	($'000)

Net loss attributable to equity holders of the company	$(17,204)	$(9,143)	$(53,105)	$(43,094)
Share based payments	2,218	1,865	6,232	3,570
Fair value (gain)/expense on warrants	(175)	(5,186)	(4,592)	13,948
Non-GAAP net loss	(15,161)	(12,464)	(51,465)	(25,576)